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Women-ownedBlack-owned
My Unique Sweets

Bakery

Baltimore, MD 21227
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THE PITCH
My Unique Sweets is seeking investment to buy and operate a new dessert truck in the DMV area.
Generating RevenueOperating Pop-upsFirst Location
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OUR MISSION

We have a tradition of seeing perfection in every creation which allows us to provide a superior product to our c home-based bakery providing high-quality confections from cupcakes to cheesecakes to wedding cakes and e

We take pride in presenting desserts that taste just as good as they look.
We want to be a part of every milestone in out customers lives from birthdays, to graduations and "just because
Our ultimate goal is to provide a "unique" experience where our customers eventually become family.
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OUR OFFERINGS

My Unique Sweets primary product offerings are confections!

We offer "mile high" cheesecakes all are at least 3 inches tall
We offer custom cakes based on the request of the customer
We also offer other treats [like cupcakes, candy apples, cake pops] that can be basic in design or customized to This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

She began selling her confections to people all over Baltimore strictly by word of mouth. The hustle quickly be
even realize she possessed. She worked in the drug treatment field for almost 15 years until she started to won
work on helping make millions for others. How long she would continue to make other people's dreams come t
time. How long she would continue to do their work while daydreaming about baking. Firing her boss to becon

My Unique Sweets affords Monique so many opportunities. She has been able to put her daughter through col
free. It allows her the opportunity to be a part of so many special and important events for others. It allows her
people's lives. It allows her to help others provide income for their families from the classes she provides. And i
connections - some of which will be life long friends. Her goal is to some day make My Unique Sweets a house

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OUR CREATIONS
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PRESS
You Won't Believe What's Inside These Apples

Read all about our bakery and the apples we made!

Our feature on delish.com

Check out the video feature on how we made cheesecake stuffed apples!

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Reviews

"Unique Sweets & Treats is the Best, Always Professional with Awesome Service and her Desserts are Deliciou

"Tasty, amazing, meticulous to detail and very professional" - Roxanne F.

"Top notch, professional I could go on and on. #realdeal did I say Delicious" - Danielle B.

"Simply perfect! We ordered vanilla and red velvet cake pops, decorated to coordinate with the baby shower t
delicious. I heard nothing but rave reviews from our guests." - Jamie B.

"I have been ordering cake pops for a few years now from Unique Sweets & Treats.....she never disappoints me
them from Minnie Mouse to Frozen to Shopkins. We can't thank you enough Monique!!" - Olivia S.

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Data Room
Intended Use of Funds

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

business-plan-v2-4124518.doc

Investment Round Status

Target Raise $30,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2022

Summary of Terms

Legal Business Name My Unique Sweets

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 6%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2028

Financial Condition

Forecasted milestones

My Unique Sweets forecasts the following milestones:

Secure truck in Baltimore, MD by May 2022.

Hire for the following positions by June 2022: cashier

Achieve $200, 000 revenue per year by the end of 2022.

Achieve $400,000 profit per year by 2023.

No operating history

My Unique Sweets was established in August, 2021. Accordingly, there are limited financial statements and inf
When evaluating this investment opportunity, investors should consider factors outlined in the risk section as v

Other challenges

My Unique Sweets has had the following other challenges that are not otherwise captured in the Financial Con
the Financial Statements:

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these cor
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
Sweets competes with many other businesses, both large and small, on the basis of quality, price, location, and
customer preference away from My Unique Sweets's core business or the inability to compete successfully ag
could negatively affect My Unique Sweets's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in My Unique Sweets's management or vote on and/o
regarding My Unique Sweets. Furthermore, if the founders or other key personnel of My Unique Sweets were t
become unable to work, My Unique Sweets (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Unique Sweets and the key persons will have no control. Changes in assumptions or their underlying facts coul
the extent that the assumed events do not occur, the outcome may vary significantly from the projected outco
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, My U
entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors, y
investment for its full term.

The Company Might Need More Capital

My Unique Sweets might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is n
will be available when needed, or that it will be available on terms that are not adverse to your interests as an in
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease op

Changes in Economic Conditions Could Hurt My Unique Sweets

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and

annual information in certain circumstances.

Uninsured Losses

Although My Unique Sweets will carry some insurance, My Unique Sweets may not carry enough insurance to business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at lea Unique Sweets could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum antitrust laws, and health care laws, could negatively affect My Unique Sweets's financial performance or abilit any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of My Unique Sweets's management will coincide: you both war successful as possible. However, your interests might be in conflict in other important areas, including these: Y act conservative to make sure they are best equipped to repay the Note obligations, while My Unique Sweets invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

If My Unique Sweets needs more capital in the future and takes on additional debt or other sources of financin superior to yours. For example, they might have the right to be paid before you are, to receive larger distributic management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha about corporate governance that are intended to protect investors. For example, the major U.S. stock exchang audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma Unique Sweets or management), which is responsible for monitoring My Unique Sweets's compliance with the required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if My Unique Swee than your initial expectations.

You Do Have a Downside

Conversely, if My Unique Sweets fails to generate enough revenue, you could lose some or all of your money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that
that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by My Unique Sweets. Mainvest never predicts or projects performance, and has
information. For additional information, review the official Form C filing with the Securities and Exchange Com
This is a preview. It will become public when you start accepting investment.
Investor Discussion
My Unique Sweets isn't accepting investments right now, but is trying to get a sense of how they should struct
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC a
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll b
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